SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results Second quarter and half year 2016(a)	Top of page 1
FOR IMMEDIATE RELEASE                                         London 26 July 2016

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
(5,823)	(583)	(1,419)	Profit (loss) for the period(b)	(2,002)	(3,221)
(443)	98	(828)	Inventory holding (gains) losses*, net of tax	(730)	(942)
(6,266)	(485)	(2,247)	Replacement cost profit (loss)*	(2,732)	(4,163)
			Net (favourable) unfavourable
			impact of non-operating items* and fair value
7,579	1,017	2,967	accounting effects*, net of tax	3,984	8,053
1,313	532	720	Underlying replacement cost profit*	1,252	3,890
			Replacement cost profit (loss)
(34.25)	(2.63)	(12.03)	per ordinary share (cents)	(14.71)	(22.77)
(2.05)	(0.16)	(0.72)	per ADS (dollars)	(0.88)	(1.37)
			Underlying replacement cost profit
7.17	2.88	3.85	per ordinary share (cents)	6.73	21.27
0.43	0.17	0.23	per ADS (dollars)	0.40	1.28

•
Replacement cost (RC) loss for the second quarter was $2,247 million, compared with a loss of $6,266 million a year ago. After adjusting for a net charge for non-operating items of $2,819 million and net unfavourable fair value accounting effects of $148 million (both on a post-tax basis), underlying RC profit for the second quarter was $720 million, compared with $1,313 million for the same period in 2015. For the half year, RC loss was $2,732 million, compared with a loss of $4,163 million a year ago. After adjusting for a net charge for non-operating items of $3,597 million and net unfavourable fair value accounting effects of $387 million (both on a post-tax basis), underlying RC profit for the half year was $1,252 million, compared with $3,890 million for the same period in 2015. The lower result arises mainly due to the impact of lower oil and gas realizations on the Upstream result. Non-operating items include a restructuring charge of $68 million for the quarter and $414 million for the half year. Cumulative restructuring charges from the beginning of the fourth quarter 2014 totalled $1.9 billion by the end of the second quarter 2016.

•
All amounts, including finance costs, relating to the Gulf of Mexico oil spill have been treated as non-operating items, with a net pre-tax charge of $5,229 million for the second quarter and $6,146 million for the half year. As announced on 14 July 2016, following significant progress in resolving outstanding claims arising from the 2010 Deepwater Horizon accident and oil spill, a reliable estimate has now been determined for all remaining material liabilities arising from the incident, and a charge has been recorded this quarter. For further information on the Gulf of Mexico oil spill and its consequences see page 9 and Note 2 on page 17. See also Legal proceedings on page 33.

•
Net cash provided by operating activities for the second quarter and half year was $3.9 billion and $5.8 billion respectively, compared with $6.3 billion and $8.1 billion for the same periods in 2015. Excluding post-tax amounts related to the Gulf of Mexico oil spill, net cash provided by operating activities for the second quarter and half year was $5.3 billion and $8.3 billion respectively, compared with $6.4 billion and $8.9 billion for the same periods in 2015.

•
Net debt* at 30 June 2016 was $30.9 billion, compared with $24.8 billion a year ago. The net debt ratio* at 30 June 2016 was 24.7%, compared with 18.8% a year ago. Net debt and the net debt ratio are non-GAAP measures. See page 24 for more information.

•
Capital expenditure on an accruals basis* for the second quarter was $4.2 billion, of which organic capital expenditure* was $3.9 billion, compared with $4.7 billion for the same period in 2015, of which organic capital expenditure was $4.5 billion. For the half year, capital expenditure on an accruals basis was $8.1 billion, of which organic capital expenditure was $7.9 billion, compared with $9.1 billion for the same period in 2015, of which organic capital expenditure was $8.9 billion. See page 26 for further information.

•
Disposal proceeds, as per the cash flow statement, were $0.4 billion for the second quarter and $1.6 billion for the half year, compared with $0.5 billion and $2.3 billion for the same periods in 2015. In addition, $0.3 billion was received in the second quarter in relation to the sale of approximately 11.5% from our shareholding in Castrol India Limited.

•
BP today announced a quarterly dividend of 10.00 cents per ordinary share ($0.600 per ADS), which is expected to be paid on 16 September 2016. The corresponding amount in sterling will be announced on 6 September 2016. See page 23 for further information.

*	For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 30.
(a)	This results announcement also represents BP’s half-year financial report (see page 10).
(b)	Profit attributable to BP shareholders.

The commentaries above and following should be read in conjunction with the cautionary statement on page 35.

Top of page 2
Group headlines (continued)

•
The effective tax rate (ETR) on RC loss for the second quarter and half year was 51% and 49% respectively, compared with 33% and 47% for the same periods in 2015. Further to recording a charge for all remaining material liabilities relating to the Gulf of Mexico oil spill, the overall tax position was reviewed and the tax credit for the quarter reflects tax on the charge taken and other positive tax adjustments, all of which have been treated as non-operating items. Adjusting for non-operating items, fair value accounting effects and a one-off adjustment as a result of the reduction in the rate of the UK North Sea supplementary charge in the first quarter 2015, the underlying ETR in the second quarter and half year was 21% and 20% respectively, compared with 35% and 28% for the same periods in 2015. The underlying ETR for the half year is lower than a year ago mainly due to changes in the mix of profits and foreign exchange effects.

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Analysis of RC profit (loss) before interest and tax
and reconciliation to profit (loss) for the period

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			RC profit (loss) before interest and tax*
228	(1,205)	(109)	Upstream	(1,314)	600
1,628	1,880	1,405	Downstream	3,285	3,711
510	66	246	Rosneft	312	693
(11,202)	(1,074)	(5,525)	Other businesses and corporate(a)	(6,599)	(11,833)
(39)	40	(121)	Consolidation adjustment – UPII*	(81)	(168)
(8,875)	(293)	(4,104)	RC profit (loss) before interest and tax	(4,397)	(6,997)
			Finance costs and net finance expense relating to
(364)	(440)	(460)	pensions and other post-retirement benefits	(900)	(722)
3,013	273	2,346	Taxation on a RC basis	2,619	3,645
(40)	(25)	(29)	Non-controlling interests	(54)	(89)
(6,266)	(485)	(2,247)	RC profit (loss) attributable to BP shareholders	(2,732)	(4,163)
627	(132)	1,188	Inventory holding gains (losses)	1,056	1,383
			Taxation (charge) credit on inventory holding
(184)	34	(360)	gains and losses	(326)	(441)
			Profit (loss) for the period attributable to
(5,823)	(583)	(1,419)	BP shareholders	(2,002)	(3,221)

(a)	Includes costs related to the Gulf of Mexico oil spill. See page 9 and also Note 2 on page 17 for further information on the accounting for the Gulf of Mexico oil spill.

Analysis of underlying RC profit before interest and tax

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Underlying RC profit before interest and tax*
494	(747)	29	Upstream	(718)	1,098
1,867	1,813	1,513	Downstream	3,326	4,025
510	66	246	Rosneft	312	693
(401)	(178)	(376)	Other businesses and corporate	(554)	(691)
(39)	40	(121)	Consolidation adjustment – UPII	(81)	(168)
2,431	994	1,291	Underlying RC profit before interest and tax	2,285	4,957
			Finance costs and net finance expense relating to
(356)	(317)	(337)	pensions and other post-retirement benefits	(654)	(705)
(722)	(120)	(205)	Taxation on an underlying RC basis	(325)	(273)
(40)	(25)	(29)	Non-controlling interests	(54)	(89)
1,313	532	720	Underlying RC profit attributable to BP shareholders	1,252	3,890

Reconciliations of underlying RC profit or loss to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 4-9 for the segments.

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Upstream

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
225	(1,236)	(24)	Profit (loss) before interest and tax	(1,260)	615
3	31	(85)	Inventory holding (gains) losses*	(54)	(15)
228	(1,205)	(109)	RC profit (loss) before interest and tax	(1,314)	600
			Net (favourable) unfavourable impact
			of non-operating items* and
266	458	138	fair value accounting effects*	596	498
494	(747)	29	Underlying RC profit (loss) before interest and tax*(a)	(718)	1,098

(a)	See page 5 for a reconciliation to segment RC profit before interest and tax by region.

Financial results

The replacement cost loss before interest and tax for the second quarter and half year was $109 million and $1,314 million respectively, compared with a profit of $228 million and $600 million for the same periods in 2015. The second quarter and half year included a net non-operating gain of $7 million and a charge of $348 million respectively, compared with a net non-operating charge of $236 million and $478 million for the same periods a year ago. Fair value accounting effects in the second quarter and half year had an unfavourable impact of $145 million and $248 million respectively, compared with an unfavourable impact of $30 million and $20 million in the same periods of 2015.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost result before interest and tax for the second quarter and half year was a profit of $29 million and a loss of $718 million respectively, compared with a profit of $494 million and $1,098 million for the same periods in 2015. The result for the second quarter and half year reflected lower liquids and gas realizations partly offset by lower costs reflecting the benefits of simplification and efficiency activities, lower rig cancellation costs, lower exploration write-offs, and lower depreciation, depletion and amortization expense.

Production

Production for the quarter was 2,090mboe/d, 1.0% lower than the second quarter of 2015. Underlying production* for the quarter increased by 1.5% mainly due to lower seasonal turnaround activity. For the first half, production was 2,259mboe/d, 2.3% higher than in the same period of 2015. First-half underlying production was broadly flat compared to first half 2015.

Key events

On 16 May BP announced it has doubled its interest in the Culzean development in the UK Central North Sea to 32%, following its acquisition of an additional interest from JX Nippon.

On 24 May BP and the State Oil Company of the Republic of Azerbaijan signed a memorandum of understanding to jointly explore potential prospects in Block D230 in the North Absheron basin in the Azerbaijan sector of the Caspian Sea.

On 25 May BP announced the start-up of a major water injection project at its Thunder Horse platform in the US Gulf of Mexico. The project will increase recovery of oil and natural gas from one of the field’s three main reservoirs.

On 9 June BP announced a gas discovery from the Baltim SW-1 exploration well in the Baltim South Development lease (BP 50% and Eni 50%, operator) in the East Nile Delta.

On 10 June BP and Det norske oljeselskap announced the creation of Aker BP ASA, an independent oil and gas company. Under the terms of the proposed transaction, the BP Norge and Det norske businesses will combine and be renamed Aker BP ASA which will be independently operated and listed on the Oslo Stock Exchange. Aker BP will be owned by current Det norske shareholder Aker (40%), other Det norske shareholders (30%) and BP (30%).

On 17 June BP and Rosneft signed final binding agreements, subject to regulatory approval, to create a new joint venture, Yermak Neftegaz LLC (Rosneft 51% and BP 49%). The joint venture will conduct onshore exploration within two Areas of Mutual Interest (AMIs) in the West Siberian and Yenisey-Khatanga basins in the Russian Federation, which cover a combined area of about 260,000 square kilometres.

On 20 June BP announced that together with the Egyptian Natural Gas Holding Company (EGAS), it has sanctioned development of the Atoll Phase One project, an early production scheme that will bring gas to the Egyptian domestic market, due to start in the first half of 2018. BP has a 100% interest in the concession.

In July BP, on behalf of Tangguh production-sharing agreement* (PSA) partners, announced the final investment decision has been approved for the development of the Tangguh expansion project in the Papua Barat province of Indonesia. The project will add a third LNG process train (Train 3), two offshore platforms, 13 new production wells, an expanded LNG loading facility, and supporting infrastructure.

This builds on the progress announced in our first-quarter results, which comprised the following: BP acquired interests in exploration licences in the Flemish Pass Basin offshore of Newfoundland, Canada; BP was awarded acreage in Norway at

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Upstream

Skarv with partners Statoil, PGNiG and E.ON; BP and Oman Oil signed a heads of agreement with the government of the Sultanate of Oman, in relation to block 61; In Salah Gas, a Sonatrach, BP and Statoil joint venture, started up its Southern Fields project in Algeria; an exploration discovery was announced on the Nooros East prospect in Egypt, by the operator Eni who has tied it back for production; BP signed a framework agreement with Kuwait Petroleum Corporation to enhance recovery of existing oil and gas resources and explore possible other joint opportunities; BP and China National Petroleum Corporation signed a PSA for shale gas exploration, development and production in China; BP completed evaluation of the
Kepler 3 discovery in the Gulf of Mexico with the aim to start production later this year; the Point Thomson project in Alaska, US, began production.

Outlook

Looking ahead, we expect third-quarter reported production to be lower than the second quarter due to seasonal turnaround and maintenance activities and the impact of the plant outage at the Enterprise Pascagoula gas processing plant in the Gulf of Mexico.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Underlying RC profit (loss) before interest and tax
(66)	(667)	(305)	US	(972)	(611)
560	(80)	334	Non-US	254	1,709
494	(747)	29		(718)	1,098
			Non-operating items
(135)	(163)	(57)	US	(220)	(203)
(101)	(192)	64	Non-US	(128)	(275)
(236)	(355)	7		(348)	(478)
			Fair value accounting effects
(55)	(33)	(57)	US	(90)	(58)
25	(70)	(88)	Non-US	(158)	38
(30)	(103)	(145)		(248)	(20)
			RC profit (loss) before interest and tax
(256)	(863)	(419)	US	(1,282)	(872)
484	(342)	310	Non-US	(32)	1,472
228	(1,205)	(109)		(1,314)	600
			Exploration expense
194	112	48	US	160	272
708	142	302	Non-US(a)	444	802
902	254	350		604	1,074
806	161	260	Of which: Exploration expenditure written off(a)	421	898
			Production (net of royalties)(b)
			Liquids* (mb/d)
334	403	401	US	402	362
147	128	117	Europe	122	130
631	878	584	Rest of World	731	692
1,111	1,409	1,102		1,255	1,184
			Natural gas (mmcf/d)
1,477	1,603	1,666	US	1,634	1,497
281	289	238	Europe	263	273
4,046	4,019	3,829	Rest of World	3,924	4,176
5,805	5,910	5,733		5,822	5,945
			Total hydrocarbons* (mboe/d)
588	679	688	US	684	621
196	178	158	Europe	168	177
1,328	1,571	1,244	Rest of World	1,408	1,412
2,112	2,428	2,090		2,259	2,209
			Average realizations*(c)
56.69	26.97	44.99	Total liquids(d) ($/bbl)	34.63	51.49
3.80	2.84	2.66	Natural gas ($/mcf)	2.75	4.12
40.04	22.57	30.63	Total hydrocarbons ($/boe)	26.24	38.47

(a)	Second quarter and first half 2015 include a $432-million write-off in Libya.
(b)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.
(c)	Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
(d)	Includes condensate, natural gas liquids and bitumen.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Downstream

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
2,234	1,783	2,463	Profit (loss) before interest and tax	4,246	5,017
(606)	97	(1,058)	Inventory holding (gains) losses*	(961)	(1,306)
1,628	1,880	1,405	RC profit before interest and tax	3,285	3,711
			Net (favourable) unfavourable impact
			of non-operating items* and
239	(67)	108	fair value accounting effects*	41	314
1,867	1,813	1,513	Underlying RC profit before interest and tax*(a)	3,326	4,025

(a)	See page 7 for a reconciliation to segment RC profit before interest and tax by region and by business.

Financial results

The replacement cost profit before interest and tax for the second quarter and first half was $1,405 million and $3,285 million respectively, compared with $1,628 million and $3,711 million for the same periods in 2015.

The 2016 results include a net non-operating charge of $37 million for the second quarter and a net non-operating gain of $249 million for the half year, compared with a net non-operating charge of $122 million and $85 million for the same periods in 2015 (see pages 7 and 27 for further information on non-operating items). Fair value accounting effects had unfavourable impacts of $71 million for the second quarter and $290 million for the half year, compared with unfavourable impacts of $117 million and $229 million in the same periods of 2015.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the second quarter and half year was $1,513 million and $3,326 million respectively, compared with $1,867 million and $4,025 million for the same periods in 2015.

Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 7.

Fuels business

The fuels business reported an underlying replacement cost profit before interest and tax of $1,011 million for the second quarter and $2,327 million for the half year, compared with $1,394 million and $3,190 million for the same periods in 2015. The results for the quarter and half year reflect a significantly weaker refining environment, partially offset by lower costs from simplification and efficiency programmes, increased fuels marketing performance and strong refining operations. The half-year result was also impacted by a lower contribution from supply and trading, particularly in the first quarter.

During the first quarter of 2016 we completed the divestment of several non-strategic midstream assets in the US and Europe.

Lubricants business

The lubricants business reported an underlying replacement cost profit before interest and tax of $412 million for the quarter and $796 million for the half year, compared with $397 million and $742 million for the same periods in 2015. The quarter and half-year results reflect continued strong performance in growth markets and premium brands and lower costs from simplification and efficiency programmes. These factors contributed to a growth of more than 10% in the half-year underlying replacement cost profit before interest and tax, which was partially offset by adverse foreign exchange impacts.

During the second quarter of 2016 we sold approximately 11.5% from our 71% shareholding in Castrol India Limited.

Petrochemicals business

The petrochemicals business reported an underlying replacement cost profit before interest and tax of $90 million for the second quarter and $203 million for the half year, compared with $76 million and $93 million for the same periods in 2015. The result for the half year reflects stronger operations and margin optimization in a petrochemicals environment similar to the same period in 2015.

During the first quarter of 2016 we completed the sale of our Decatur petrochemicals complex in Alabama, US.

Outlook

In the third quarter we expect turnaround activity to remain high, at a similar level to the second quarter, and that industry refining margins will continue to be under significant pressure.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

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Downstream

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Underlying RC profit before interest and tax - region
			by region
576	540	386	US	926	1,237
1,291	1,273	1,127	Non-US	2,400	2,788
1,867	1,813	1,513		3,326	4,025
			Non-operating items
63	113	17	US	130	59
(185)	173	(54)	Non-US	119	(144)
(122)	286	(37)		249	(85)
			Fair value accounting effects
(48)	(87)	(78)	US	(165)	(175)
(69)	(132)	7	Non-US	(125)	(54)
(117)	(219)	(71)		(290)	(229)
			RC profit before interest and tax
591	566	325	US	891	1,121
1,037	1,314	1,080	Non-US	2,394	2,590
1,628	1,880	1,405		3,285	3,711
			Underlying RC profit before interest and tax -
			by business(a)(b)
1,394	1,316	1,011	Fuels	2,327	3,190
397	384	412	Lubricants	796	742
76	113	90	Petrochemicals	203	93
1,867	1,813	1,513		3,326	4,025
			Non-operating items and fair value
			accounting effects(c)
(152)	55	(93)	Fuels	(38)	(212)
(87)	(1)	(3)	Lubricants	(4)	(101)
–	13	(12)	Petrochemicals	1	(1)
(239)	67	(108)		(41)	(314)
			RC profit before interest and tax(a)(b)
1,242	1,371	918	Fuels	2,289	2,978
310	383	409	Lubricants	792	641
76	126	78	Petrochemicals	204	92
1,628	1,880	1,405		3,285	3,711

19.4	10.5	13.8	BP average refining marker margin (RMM)* ($/bbl)	12.2	17.3
			Refinery throughputs (mb/d)
622	699	668	US	683	623
810	807	805	Europe	806	807
224	238	231	Rest of World	235	274
1,656	1,744	1,704		1,724	1,704
94.0	95.0	95.7	Refining availability* (%)	95.3	94.1
			Marketing sales of refined products (mb/d)
1,145	1,071	1,115	US	1,093	1,122
1,160	1,144	1,170	Europe	1,157	1,167
465	488	515	Rest of World(d)	502	479
2,770	2,703	2,800		2,752	2,768
2,753	2,810	2,875	Trading/supply sales of refined products(d)	2,843	2,706
5,523	5,513	5,675	Total sales volumes of refined products	5,595	5,474
			Petrochemicals production (kte)
946	896	558	US	1,454	1,851
852	992	909	Europe	1,901	1,824
1,898	1,909	1,967	Rest of World	3,876	3,561
3,696	3,797	3,434		7,231	7,236

(a)	Segment-level overhead expenses are included in the fuels business result.
(b)	BP’s share of income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(c)	For Downstream, fair value accounting effects arise solely in the fuels business.
(d)	Comparative periods in 2015 include a minor reclassification between Marketing sales in Rest of World and Trading/supply sales of refined products.

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Rosneft

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016(a)	$ million	2016(a)	2015
534	62	291	Profit before interest and tax(b)	353	755
(24)	4	(45)	Inventory holding (gains) losses*	(41)	(62)
510	66	246	RC profit before interest and tax	312	693
–	–	–	Net charge (credit) for non-operating items*	–	–
510	66	246	Underlying RC profit before interest and tax*	312	693

Replacement cost profit before interest and tax and underlying replacement cost profit before interest and tax for the second quarter and half year was $246 million and $312 million respectively, compared with $510 million and $693 million for the same periods in 2015. There were no non-operating items in the second quarter and half year of either year.

Compared with the same period last year, the result for the second quarter was primarily affected by lower oil prices. For the half year, the result was primarily affected by lower oil prices, partially offset by favourable foreign exchange effects.

BP’s two nominees, Bob Dudley and Guillermo Quintero, were re-elected to Rosneft’s board by the annual general meeting (AGM) on 15 June. The AGM also adopted a resolution to pay dividends of 11.75 roubles per ordinary share. BP expects to receive a dividend in relation to the 2015 annual results of approximately $335 million, after the deduction of withholding tax and subject to fluctuations in foreign exchange.

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016(a)		2016(a)	2015
			Production (net of royalties) (BP share)
815	808	812	Liquids* (mb/d)	810	815
1,172	1,282	1,266	Natural gas (mmcf/d)	1,274	1,198
1,017	1,029	1,030	Total hydrocarbons* (mboe/d)	1,029	1,022

(a)
The operational and financial information of the Rosneft segment for the second quarter and first half of the year is based on preliminary operational and financial results of Rosneft for the six months ended 30 June 2016. Actual results may differ from these amounts.

(b)
The Rosneft segment result includes equity-accounted earnings arising from BP’s 19.75% shareholding in Rosneft as adjusted for the accounting required under IFRS relating to BP’s purchase of its interest in Rosneft and the amortization of the deferred gain relating to the disposal of BP’s interest in TNK-BP. These adjustments have increased the reported profit before interest and tax for the second quarter and first half 2016, as shown in the table above, compared with the equivalent amount in Russian roubles that we expect Rosneft to report in its own financial statements under IFRS. BP’s share of Rosneft’s profit before interest and tax for each year-to-date period is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date. BP's share of Rosneft’s earnings after finance costs, taxation and non-controlling interests, as adjusted, is included in the BP group income statement within profit before interest and taxation.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

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Other businesses and corporate

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Profit (loss) before interest and tax
(10,747)	(794)	(5,106)	Gulf of Mexico oil spill	(5,900)	(11,070)
(455)	(280)	(419)	Other	(699)	(763)
(11,202)	(1,074)	(5,525)	Profit (loss) before interest and tax	(6,599)	(11,833)
–	–	–	Inventory holding (gains) losses*	–	–
(11,202)	(1,074)	(5,525)	RC profit (loss) before interest and tax	(6,599)	(11,833)
			Net charge (credit) for non-operating items*
10,747	794	5,106	Gulf of Mexico oil spill	5,900	11,070
54	102	43	Other	145	72
10,801	896	5,149	Net charge (credit) for non-operating items	6,045	11,142
(401)	(178)	(376)	Underlying RC profit (loss) before interest and tax*	(554)	(691)
			Underlying RC profit (loss) beforeinterest and tax
(144)	(110)	(109)	US	(219)	(206)
(257)	(68)	(267)	Non-US	(335)	(485)
(401)	(178)	(376)		(554)	(691)
			Non-operating items
(10,757)	(848)	(5,136)	US	(5,984)	(11,081)
(44)	(48)	(13)	Non-US	(61)	(61)
(10,801)	(896)	(5,149)		(6,045)	(11,142)
			RC profit (loss) before interest and tax
(10,901)	(958)	(5,245)	US	(6,203)	(11,287)
(301)	(116)	(280)	Non-US	(396)	(546)
(11,202)	(1,074)	(5,525)		(6,599)	(11,833)

Other businesses and corporate comprises biofuels and wind businesses, shipping, treasury (which includes interest income on the group's cash and cash equivalents), corporate activities including centralized functions, and the costs of the Gulf of Mexico oil spill.

Financial results

The replacement cost loss before interest and tax for the second quarter and half year was $5,525 million and $6,599 million respectively, compared with $11,202 million and $11,833 million for the same periods in 2015.

The second-quarter result included a net non-operating charge of $5,149 million, primarily relating to costs for the Gulf of Mexico oil spill, compared with a net charge of $10,801 million a year ago. Following significant progress in resolving outstanding claims, a reliable estimate has now been determined for all remaining material liabilities associated with the incident. The second-quarter charge reflects the recognition of additional provisions for these claims, including the cost of all remaining business economic loss claims under the 2012 Plaintiffs’ Steering Committee (PSC) settlement and the cost of resolving economic loss and property damage claims from individuals and businesses that either opted out of the PSC settlement and/or were excluded from that settlement. The second-quarter 2015 charge reflected a $9.8-billion charge associated with the settlement agreements signed in July 2015. For further information see Note 2 on page 17. For the half year, the net non-operating charge was $6,045 million, compared with a net non-operating charge of $11,142 million a year ago.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the second quarter and half year was $376 million and $554 million respectively, compared with $401 million and $691 million for the same periods in 2015. The half-year result reflects lower corporate costs and favourable foreign exchange impacts.

Gulf of Mexico oil spill

As previously disclosed, on 4 April 2016 the federal district court approved the Consent Decree between the United States, the Gulf states and BP which resolves all United States and Gulf states’ natural resource damages claims and Clean Water Act penalty claims, and certain other claims.

For further information see Note 2 on page 17 and Legal proceedings on page 33.

Biofuels

The net ethanol-equivalent production (which includes ethanol and sugar) for the second quarter was 283 million litres, compared with 247 million litres for the same period 2015.

Wind

Net wind generation capacity*(a) was 1,477MW at 30 June 2016 compared with 1,588MW at 30 June 2015. BP’s net share of wind generation for the second quarter and half year was 1,060GWh and 2,407GWh respectively, compared with 1,150GWh and 2,277GWh for the same periods in 2015.

(a)	Capacity figures include 23MW in the Netherlands managed by our Downstream segment at 30 June 2016, and 32MW at 30 June 2015.

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Half-yearly financial report

This results announcement also represents BP’s half-yearly financial report for the purposes of the Disclosure and Transparency Rules made by the UK Financial Conduct Authority. In this context: (i) the condensed set of financial statements can be found on pages 12-25; (ii) pages 1-9, and 26-35 comprise the interim management report; and (iii) the directors’ responsibility statement and auditors’ independent review report can be found on pages 10-11.

Statement of directors’ responsibilities

The directors confirm that, to the best of their knowledge, the condensed set of financial statements on pages 12-25 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, and that the interim management report on pages 1-9 and 26-35 includes a fair review of the information required by the Disclosure and Transparency Rules.

The directors of BP p.l.c. are listed on pages 56-59 of BP Annual Report and Form 20-F 2015, with the exception of Antony Burgmans and Phuthuma Nhleko who retired at the 2016 Annual General Meeting.

By order of the board

Bob Dudley	Brian Gilvary
Group Chief Executive	Chief Financial Officer
25 July 2016	25 July 2016

Top of page 11
Independent review report to BP p.l.c.

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2016 which comprises the group income statement, group statement of comprehensive income, group statement of changes in equity, group balance sheet, condensed group cash flow statement, and Notes 1 to 11. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland), ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom (ISRE 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the IASB and as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with ISRE 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2016 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as issued by the IASB and as adopted by the EU and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP
London
25 July 2016

The maintenance and integrity of the BP p.l.c. website are the responsibility of the directors; the review work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Top of page 12
Financial statements

Group income statement

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015

62,051	38,512	46,442	Sales and other operating revenues (Note 5)	84,954	117,570
156	29	274	Earnings from joint ventures – after interest and tax	303	260
670	142	380	Earnings from associates – after interest and tax	522	1,032
195	145	101	Interest and other income	246	315
133	338	79	Gains on sale of businesses and fixed assets	417	271
63,205	39,166	47,276	Total revenues and other income	86,442	119,448
46,153	26,603	32,752	Purchases	59,355	85,412
17,185	6,519	10,446	Production and manufacturing expenses(a)	16,965	24,185
173	14	258	Production and similar taxes (Note 6)	272	535
3,765	3,730	3,637	Depreciation, depletion and amortization	7,367	7,601
			Impairment and losses on sale of businesses and
286	13	52	fixed assets	65	483
902	254	350	Exploration expense	604	1,074
2,989	2,458	2,697	Distribution and administration expenses	5,155	5,772
(8,248)	(425)	(2,916)	Profit (loss) before interest and taxation	(3,341)	(5,614)
289	394	414	Finance costs(a)	808	570
			Net finance expense relating to pensions and other
75	46	46	post-retirement benefits	92	152
(8,612)	(865)	(3,376)	Profit (loss) before taxation	(4,241)	(6,336)
(2,829)	(307)	(1,986)	Taxation(a)	(2,293)	(3,204)
(5,783)	(558)	(1,390)	Profit (loss) for the period	(1,948)	(3,132)
			Attributable to
(5,823)	(583)	(1,419)	BP shareholders	(2,002)	(3,221)
40	25	29	Non-controlling interests	54	89
(5,783)	(558)	(1,390)		(1,948)	(3,132)

			Earnings per share (Note 7)
			Profit (loss) for the period attributable to
			BP shareholders
			Per ordinary share (cents)
(31.83)	(3.16)	(7.60)	Basic	(10.78)	(17.62)
(31.83)	(3.16)	(7.60)	Diluted	(10.78)	(17.62)
			Per ADS (dollars)
(1.91)	(0.19)	(0.46)	Basic	(0.65)	(1.06)
(1.91)	(0.19)	(0.46)	Diluted	(0.65)	(1.06)

(a)	See Note 2 for information on the impact of the Gulf of Mexico oil spill on these income statement line items.

Top of page 13
Financial statements (continued)

Group statement of comprehensive income

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015

(5,783)	(558)	(1,390)	Profit (loss) for the period	(1,948)	(3,132)
			Other comprehensive income
			Items that may be reclassified subsequently to profit
			or loss
698	874	(35)	Currency translation differences	839	(914)
			Exchange gains (losses) on translation of foreign
			operations reclassified to gain or loss on sale of
16	6	–	businesses and fixed assets	6	16
1	–	–	Available-for-sale investments	–	1
128	(62)	(289)	Cash flow hedges marked to market	(351)	(84)
			Cash flow hedges reclassified to the income
81	23	16	statement	39	155
4	13	6	Cash flow hedges reclassified to the balance sheet	19	9
			Share of items relating to equity-accounted entities,
329	290	197	net of tax	487	249
(92)	(86)	80	Income tax relating to items that may be reclassified	(6)	32
1,165	1,058	(25)		1,033	(536)
			Items that will not be reclassified to profit or loss
			Remeasurements of the net pension and other
2,688	(1,222)	(1,763)	post-retirement benefit liability or asset	(2,985)	2,120
			Income tax relating to items that will not be
(754)	402	592	reclassified	994	(596)
1,934	(820)	(1,171)		(1,991)	1,524
3,099	238	(1,196)	Other comprehensive income	(958)	988
(2,684)	(320)	(2,586)	Total comprehensive income	(2,906)	(2,144)
			Attributable to
(2,732)	(351)	(2,604)	BP shareholders	(2,955)	(2,219)
48	31	18	Non-controlling interests	49	75
(2,684)	(320)	(2,586)		(2,906)	(2,144)

Top of page 14

Financial statements (continued)

Group statement of changes in equity

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity

At 1 January 2016	97,216	1,171	98,387

Total comprehensive income	(2,955)	49	(2,906)
Dividends	(2,268)	(52)	(2,320)
Share-based payments, net of tax	447	–	447
Share of equity-accounted entities’ change in equity, net of tax	65	–	65
Transactions involving non-controlling interests	221	214	435
At 30 June 2016	92,726	1,382	94,108

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity

At 1 January 2015	111,441	1,201	112,642

Total comprehensive income	(2,219)	75	(2,144)
Dividends	(3,400)	(42)	(3,442)
Share-based payments, net of tax	300	–	300
Share of equity-accounted entities’ change in equity, net of tax	(3)	–	(3)
Transactions involving non-controlling interests	–	(2)	(2)
At 30 June 2015	106,119	1,232	107,351

Top of page 15

Financial statements (continued)

Group balance sheet

	30 June	31 December
$ million	2016	2015
Non-current assets
Property, plant and equipment	125,946	129,758
Goodwill	11,288	11,627
Intangible assets	18,444	18,660
Investments in joint ventures	8,324	8,412
Investments in associates	11,221	9,422
Other investments	1,002	1,002
Fixed assets	176,225	178,881
Loans	500	529
Trade and other receivables	2,193	2,216
Derivative financial instruments	5,286	4,409
Prepayments	1,020	1,003
Deferred tax assets	4,573	1,545
Defined benefit pension plan surpluses	774	2,647
	190,571	191,230
Current assets
Loans	242	272
Inventories	16,398	14,142
Trade and other receivables	22,672	22,323
Derivative financial instruments	2,934	4,242
Prepayments	1,941	1,838
Current tax receivable	374	599
Other investments	107	219
Cash and cash equivalents	23,517	26,389
	68,185	70,024
Assets classified as held for sale (Note 3)	4,380	578
	72,565	70,602
Total assets	263,136	261,832
Current liabilities
Trade and other payables	36,561	31,949
Derivative financial instruments	2,139	3,239
Accruals	4,918	6,261
Finance debt	5,120	6,944
Current tax payable	1,310	1,080
Provisions	5,637	5,154
	55,685	54,627
Liabilities directly associated with assets classified as held for sale (Note 3)	2,525	97
	58,210	54,724
Non-current liabilities
Other payables	13,870	2,910
Derivative financial instruments	4,268	4,283
Accruals	502	890
Finance debt	50,607	46,224
Deferred tax liabilities	7,797	9,599
Provisions	23,693	35,960
Defined benefit pension plan and other post-retirement benefit plan deficits	10,081	8,855
	110,818	108,721
Total liabilities	169,028	163,445
Net assets	94,108	98,387
Equity
BP shareholders’ equity	92,726	97,216
Non-controlling interests	1,382	1,171
Total equity	94,108	98,387

Top of page 16
Financial statements (continued)

Condensed group cash flow statement

Second	First	Second			First	First
quarter	quarter	quarter			half	half
2015	2016	2016		$ million	2016	2015
				Operating activities
(8,612)	(865)	(3,376)		Profit (loss) before taxation	(4,241)	(6,336)
				Adjustments to reconcile profit (loss) before taxation
				to net cash provided by operating activities
				Depreciation, depletion and amortization and
4,571	3,891	3,897		exploration expenditure written off	7,788	8,499
				Impairment and (gain) loss on sale of businesses
153	(325)	(27)		and fixed assets	(352)	212
				Earnings from equity-accounted entities,
(654)	(24)	(485)		less dividends received	(509)	(930)
				Net charge for interest and other finance
13	168	113		expense less net interest paid	281	142
255	259	204		Share-based payments	463	17
				Net operating charge for pensions and other post-
				retirement benefits, less contributions and
(30)	32	(56)		benefit payments for unfunded plans	(24)	(87)
10,700	735	4,565		Net charge for provisions, less payments	5,300	11,088
				Movements in inventories and other current and
492	(1,727)	(863)		non-current assets and liabilities	(2,590)	(3,366)
(602)	(272)	(89)		Income taxes paid	(361)	(1,095)
6,286	1,872	3,883		Net cash provided by operating activities	5,755	8,144
				Investing activities
(4,529)	(4,381)	(4,283)		Capital expenditure	(8,664)	(9,165)
(54)	(4)	(8)		Investment in joint ventures	(12)	(123)
(218)	(93)	(196)		Investment in associates	(289)	(305)
308	238	153		Proceeds from disposal of fixed assets	391	961
				Proceeds from disposal of businesses, net of
224	911	291		cash disposed	1,202	1,311
45	46	6		Proceeds from loan repayments	52	48
(4,224)	(3,283)	(4,037)		Net cash used in investing activities	(7,320)	(7,273)
				Financing activities
83	2,738	2,710		Proceeds from long-term financing	5,448	7,871
(542)	(3,559)	(1,318)		Repayments of long-term financing	(4,877)	(2,849)
(13)	(112)	300		Net increase (decrease) in short-term debt	188	712
–	70	368		Net increase (decrease) in non-controlling interests	438	–
(1,691)	(1,099)	(1,169)	Dividends paid	– BP shareholders	(2,268)	(3,400)
(30)	(9)	(43)		– non-controlling interests	(52)	(42)
(2,193)	(1,971)	848		Net cash provided by (used in) financing activities	(1,123)	2,292
				Currency translation differences relating to cash
286	42	(226)		and cash equivalents	(184)	(337)
155	(3,340)	468		Increase (decrease) in cash and cash equivalents	(2,872)	2,826
32,434	26,389	23,049		Cash and cash equivalents at beginning of period	26,389	29,763
32,589	23,049	23,517		Cash and cash equivalents at end of period	23,517	32,589

Top of page 17

Financial statements (continued)

Notes

1.      Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2015 included in the BP Annual Report and Form 20-F 2015.

The directors have made an assessment of the group’s ability to continue as a going concern and consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements.

BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2016, which do not differ significantly from those used in BP Annual Report and Form 20-F 2015.

In BP Annual Report and Form 20-F 2015 we disclosed a significant estimate or judgement relating to provisions arising from the Gulf of Mexico oil spill in 2010. At that time, no reliable estimate could be made of any business economic loss (BEL) claims under the Plaintiffs’ Steering Committee (PSC) settlement that were not yet processed or processed but not yet paid, except where an eligibility notice had been issued and was not subject to appeal by BP within the Deepwater Horizon Court Supervised Settlement Program claims facility (DHCSSP). A reliable estimate could also not be made in relation to securities-related litigation and other litigation, including economic loss and property damage claims from parties excluded from and/or who opted out of the PSC settlement. No amounts were provided for these items and they were disclosed as contingent liabilities.

As a result of developments during the second quarter of 2016 sufficient information now exists in order to make a reliable estimate of the amounts that BP will pay relating to all outstanding BEL claims under the DHCSSP, securities class actions and economic loss and property damage claims from parties who were excluded from and/or opted out of the PSC settlement. Liabilities have therefore been recognized in the financial statements for these items. See Note 2 for further information.

2.      Gulf of Mexico oil spill

(a) Overview

The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2015 – Financial statements – Note 2 and Legal proceedings on page 237 and on page 33 of this report.

Following significant progress in resolving outstanding claims arising from the 2010 Deepwater Horizon accident and oil spill, a reliable estimate has now been determined for all remaining material liabilities arising from the incident, and an additional charge has been recorded this quarter.

The group income statement includes a pre-tax charge of $5,229 million for the second quarter and $6,146 million for the first half 2016 in relation to the Gulf of Mexico oil spill. The cumulative pre-tax income statement charge since the incident, in April 2010, amounts to $61,597 million. It is now possible to reliably estimate the cost of resolving all outstanding business economic loss claims under the Plaintiffs’ Steering Committee (PSC) settlement and the cost of resolving economic loss and property damage claims from individuals and businesses that either opted out of the PSC settlement and/or were excluded from that settlement. The second-quarter increase in provisions of $4,935 million is primarily attributable to the recognition of additional provisions for these claims. The remainder of the income statement charge for the second quarter relates predominantly to the cost of the securities claims settlement with the certified class of post-explosion ADS purchasers, which was agreed in June 2016 and recognized in Other payables, and finance costs relating to the unwinding of discounting effects. The charge for the half year also includes charges recorded in the first quarter for increases in provisions for certain business economic loss claims under the PSC settlement and the settlement of certain civil claims outside of the PSC settlement and additional finance costs.

Top of page 18
Financial statements (continued)

Notes

2.      Gulf of Mexico oil spill (continued)

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Income statement
10,747	794	5,106	Production and manufacturing expenses	5,900	11,070
(10,747)	(794)	(5,106)	Profit (loss) before interest and taxation	(5,900)	(11,070)
8	123	123	Finance costs	246	17
(10,755)	(917)	(5,229)	Profit (loss) before taxation	(6,146)	(11,087)
3,601	251	2,533	Taxation	2,784	3,713
(7,154)	(666)	(2,696)	Profit (loss) for the period	(3,362)	(7,374)

Further to recording a charge for all remaining material liabilities relating to the Gulf of Mexico oil spill, the overall tax position was reviewed and the tax credit for the quarter reflects tax on the charge taken and other positive tax adjustments.

	30 June	31 December
$ million	2016	2015
Balance sheet
Current assets
Trade and other receivables	359	686
Prepayments	5	–
Current liabilities
Trade and other payables	(2,813)	(693)
Accruals	–	(40)
Provisions	(3,427)	(3,076)
Net current assets (liabilities)	(5,876)	(3,123)
Non-current assets
Deferred tax assets	7,771	–
Non-current liabilities
Other payables	(13,268)	(2,057)
Accruals	–	(186)
Provisions	(3,063)	(13,431)
Deferred tax	–	5,200
Net non-current assets (liabilities)	(8,560)	(10,474)
Net assets (liabilities)	(14,436)	(13,597)

Top of page 19

Financial statements (continued)

Notes

2.      Gulf of Mexico oil spill (continued)

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Cash flow statement - Operating activities
(10,755)	(917)	(5,229)	Profit (loss) before taxation	(6,146)	(11,087)
			Adjustments to reconcile profit (loss)
			before taxation to net cash provided by
			operating activities
			Net charge for interest and other finance
8	123	123	expense, less net interest paid	246	17
10,607	757	4,466	Net charge for provisions, less payments	5,223	10,834
			Movements in inventories and other current
34	(1,088)	(971)	and non-current assets and liabilities	(2,059)	(561)
(106)	(1,125)	(1,611)	Pre-tax cash flows	(2,736)	(797)

Net cash from operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to an outflow of $1,398 million and an outflow of $2,523 million in the second quarter and first half of 2016 respectively. For the same periods in 2015, the amounts were an outflow of $106 million and an outflow of $797 million respectively.

Trust fund

During the first half of 2016, the remaining cash in the Deepwater Horizon Oil Spill Trust (the Trust) was exhausted and BP commenced paying claims and other costs previously funded from the Trust. For certain costs, these payments are made by BP into a qualified settlement fund, the fund then distributes the amounts to the claimant; $860 million was paid into a qualified settlement fund during the second quarter ($1,399 million during the first half).

Top of page 20
Financial statements (continued)

Notes

2.      Gulf of Mexico oil spill (continued)

(b) Provisions and contingent liabilities

Provisions

BP had recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, litigation and claims, and Clean Water Act penalties. Movements in the second quarter, all of which relate to litigation and claims provisions, are presented in the table below.

$ million		Total
At 1 April 2016		2,869
Net increase (decrease) in provision		4,935
Utilization	– paid by BP	(469)
	– paid by settlement fund or Trust	(845)
At 30 June 2016		6,490
Of which	– current	3,427
	– non-current	3,063

Movements in each class of provision during the first half are presented in the table below.

			Litigation	Clean
			and	Water Act
		Environmental	claims	penalties	Total
	$ million
	At 1 January 2016	5,919	6,459	4,129	16,507
	Net increase (decrease) in provision	–	5,715	–	5,715
	Unwinding of discount	52	25	38	115
	Reclassified to Other payables	(5,970)	(3,741)	(4,167)	(13,878)
Utilization	– paid by BP	(1)	(491)	–	(492)
	– paid by settlement fund or
	Trust	–	(1,477)	–	(1,477)
	At 30 June 2016	–	6,490	–	6,490

Environmental
The environmental provisions relating to natural resource damage costs and the early restoration framework agreement were reclassified to Other payables during the first quarter following approval by the Court in April 2016 of the Consent Decree between the United States, the Gulf states and BP. Remaining amounts related to early restoration were paid during the second quarter.

Litigation and claims
The litigation and claims provision includes amounts for the future cost of resolving claims by individuals and businesses for damage to real or personal property, lost profits or impairment of earning capacity and loss of subsistence use of natural resources. Claims administration costs and legal costs have also been provided for.

At 31 December 2015, the litigation and claims provision included amounts provided under the state claims settlement agreement with the Gulf states in relation to state claims that had not yet been paid. These amounts were reclassified to Other payables during the first quarter and are payable over 18 years; $0.9 billion was paid in July 2016.

Litigation and claims – PSC settlement
BP has provided for its best estimate of the cost associated with the 2012 PSC settlement.

Prior to the second quarter of 2016, no reliable estimate could be made of any business economic loss claims not yet processed or processed but not yet paid, except where an eligibility notice had been issued and was not subject to appeal by BP within the DHCSSP.

Top of page 21

Financial statements (continued)

Notes
2.      Gulf of Mexico oil spill (continued)

The DHCSSP continues to process business economic loss claims and, for certain lower-value claims, simplified processing procedures have been implemented by the DHCSSP. In recent quarters the pace of processing claims has accelerated and, by the end of the second quarter, over three quarters of the total claims had been determined. Furthermore, the number of claims that had been processed using specialized frameworks for particular industry groups, that include the application of the revised policy for matching revenue and expenses, had increased significantly. Additional insight has also been obtained into the population of undetermined claims, including the industry groupings they fall within, which enhances BP’s understanding of the claims yet to be determined. The combination of these factors provides sufficient information to reliably estimate the liability for the remaining business economic loss claims. Accordingly, a provision has been established for these items as at 30 June 2016. Amounts to settle these claims are expected to be paid by 2019.

The provision has been determined based upon an expected value of the remaining business economic loss claims. Claims are determined by the DHCSSP in accordance with the PSC settlement agreement. The amounts ultimately payable may differ from the amount provided.

Litigation and claims – Other claims
During the second quarter, significant progress was also made in resolving economic loss and property damage claims from individuals and businesses that either opted out of the PSC settlement and/or were excluded from that settlement. On 14 July 2016 the federal district court issued an order, details of which are described in Legal proceedings on page 33. Following this court order, the vast majority of these claims have now been either resolved or dismissed. Therefore, an estimate of the cost of the remaining claims, most of which is expected to be paid by the end of 2016, is also recognized in provisions.

Clean Water Act penalties
The provision previously recognized for penalties under Section 311 of the Clean Water Act, as determined by the civil settlement with the United States, was reclassified to Other payables during the first quarter following approval by the Court of the Consent Decree. The amount is payable in instalments over 15 years, commencing April 2017. The unpaid balance of this penalty accrues interest at a fixed rate.

Further information on provisions is provided in BP Annual Report and Form 20-F 2015 – Financial statements – Note 2.

Contingent liabilities

Any further outstanding Deepwater Horizon related claims are not expected to have a material impact on the group’s financial performance.

3.      Non-current assets held for sale

On 15 January 2016 BP and Rosneft announced that they had signed definitive agreements to dissolve the German refining joint operation Ruhr Oel GmbH (ROG). The restructuring, which is expected to be completed in 2016, will result in Rosneft taking ownership of ROG’s interests in the Bayernoil, MiRO Karlsruhe and PCK Schwedt refineries. In exchange, BP will take sole ownership of the Gelsenkirchen refinery and the solvent production facility DHC Solvent Chemie. Assets and associated liabilities relating to BP’s share of ROG’s interests in the Bayernoil, MiRO Karlsruhe and PCK Schwedt refineries are classified as held for sale in the group balance sheet.

On 10 June 2016 BP and Det norske oljeselskap announced the creation of Aker BP ASA, an independent oil and gas company. Under the terms of the proposed transaction, which is expected to be completed in 2016, the BP Norge AS and Det norske businesses will combine and be renamed Aker BP ASA. The transaction will result in Aker BP ASA being owned by current Det norske shareholder Aker (40%), other Det norske shareholders (30%) and BP (30%). Assets and associated liabilities relating to BP Norge AS are classified as held for sale in the group balance sheet at 30 June 2016.

Top of page 22
Financial statements (continued)

Notes

4.      Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
228	(1,205)	(109)	Upstream	(1,314)	600
1,628	1,880	1,405	Downstream	3,285	3,711
510	66	246	Rosneft	312	693
(11,202)	(1,074)	(5,525)	Other businesses and corporate(a)	(6,599)	(11,833)
(8,836)	(333)	(3,983)		(4,316)	(6,829)
(39)	40	(121)	Consolidation adjustment – UPII*	(81)	(168)
(8,875)	(293)	(4,104)	RC profit (loss) before interest and tax*	(4,397)	(6,997)
			Inventory holding gains (losses)*
(3)	(31)	85	Upstream	54	15
606	(97)	1,058	Downstream	961	1,306
24	(4)	45	Rosneft (net of tax)	41	62
(8,248)	(425)	(2,916)	Profit (loss) before interest and tax	(3,341)	(5,614)
289	394	414	Finance costs	808	570
			Net finance expense relating to pensions
75	46	46	and other post-retirement benefits	92	152
(8,612)	(865)	(3,376)	Profit (loss) before taxation	(4,241)	(6,336)

			RC profit (loss) before interest and tax
(10,641)	(1,256)	(5,394)	US	(6,650)	(11,138)
1,766	963	1,290	Non-US	2,253	4,141
(8,875)	(293)	(4,104)		(4,397)	(6,997)

(a)	Includes costs related to the Gulf of Mexico oil spill. See Note 2 for further information.

5.      Sales and other operating revenues

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			By segment
11,036	7,431	8,176	Upstream	15,607	22,666
56,737	34,552	42,809	Downstream	77,361	106,185
512	396	422	Other businesses and corporate	818	940
68,285	42,379	51,407		93,786	129,791

			Less: sales and other operating revenues
			between segments
5,590	3,633	4,301	Upstream	7,934	11,153
402	118	475	Downstream	593	578
242	116	189	Other businesses and corporate	305	490
6,234	3,867	4,965		8,832	12,221

			Third party sales and other operating revenues
5,446	3,798	3,875	Upstream	7,673	11,513
56,335	34,434	42,334	Downstream	76,768	105,607
270	280	233	Other businesses and corporate	513	450
62,051	38,512	46,442	Total sales and other operating revenues	84,954	117,570

			By geographical area
21,824	13,576	17,701	US	31,277	40,665
44,535	27,146	32,482	Non-US	59,628	84,546
66,359	40,722	50,183		90,905	125,211
			Less: sales and other operating revenues
4,308	2,210	3,741	between areas	5,951	7,641
62,051	38,512	46,442		84,954	117,570

Top of page 23
Financial statements (continued)

Notes

6. Production and similar taxes

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
33	18	67	US	85	67
140	(4)	191	Non-US	187	468
173	14	258		272	535

7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Results for the period
			Profit (loss) for the period
(5,823)	(583)	(1,419)	attributable to BP shareholders	(2,002)	(3,221)
1	–	1	Less: preference dividend	1	1
			Profit (loss) attributable to BP
(5,824)	(583)	(1,420)	ordinary shareholders	(2,003)	(3,222)

			Number of shares (thousand)(a)(b)
			Basic weighted average number of
18,299,877	18,468,632	18,685,199	shares outstanding	18,577,135	18,287,176
3,049,979	3,078,105	3,114,200	ADS equivalent	3,096,189	3,047,862

			Weighted average number of shares
			outstanding used to calculate
18,299,877	18,468,632	18,685,199	diluted earnings per share	18,577,135	18,287,176
3,049,979	3,078,105	3,114,200	ADS equivalent	3,096,189	3,047,862

18,318,924	18,635,861	18,777,156	Shares in issue at period-end	18,777,156	18,318,924
3,053,154	3,105,976	3,129,526	ADS equivalent	3,129,526	3,053,154

(a)	Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)
If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

8. Dividends

Dividends payable

BP today announced an interim dividend of 10.00 cents per ordinary share which is expected to be paid on 16 September 2016 to shareholders and American Depositary Share (ADS) holders on the register on 5 August 2016. The corresponding amount in sterling is due to be announced on 6 September 2016, calculated based on the average of the market exchange rates for the four dealing days commencing on 31 August 2016. Holders of ADSs are expected to receive $0.600 per ADS (less applicable fees). A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the second-quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

Top of page 24
Financial statements (continued)

Notes

8. Dividends (continued)

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016		2016	2015
			Dividends paid per ordinary share
10.000	10.000	10.000	cents	20.000	20.000
6.530	7.012	6.917	pence	13.929	13.200
60.00	60.00	60.00	Dividends paid per ADS (cents)	120.00	120.00
			Scrip dividends
18.9	154.4	134.4	Number of shares issued (millions)	288.8	34.6
134	739	695	Value of shares issued ($ million)	1,434	243

9. Net debt*

Net debt ratio*

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
57,104	54,012	55,727	Gross debt	55,727	57,104
			Fair value (asset) liability of hedges related
315	(967)	(1,279)	to finance debt(a)	(1,279)	315
57,419	53,045	54,448		54,448	57,419
32,589	23,049	23,517	Less: cash and cash equivalents	23,517	32,589
24,830	29,996	30,931	Net debt	30,931	24,830
107,351	97,289	94,108	Equity	94,108	107,351
18.8%	23.6%	24.7%	Net debt ratio	24.7%	18.8%

Analysis of changes in net debt

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Opening balance
57,731	53,168	54,012	Finance debt	53,168	52,854
			Fair value (asset) liability of hedges related to
(174)	379	(967)	finance debt(a)	379	(445)
32,434	26,389	23,049	Less: cash and cash equivalents	26,389	29,763
25,123	27,158	29,996	Opening net debt	27,158	22,646
			Closing balance
57,104	54,012	55,727	Finance debt	55,727	57,104
			Fair value (asset) liability of hedges related to
315	(967)	(1,279)	finance debt(a)	(1,279)	315
32,589	23,049	23,517	Less: cash and cash equivalents	23,517	32,589
24,830	29,996	30,931	Closing net debt	30,931	24,830
293	(2,838)	(935)	Decrease (increase) in net debt	(3,773)	(2,184)
			Movement in cash and cash equivalents
(131)	(3,382)	694	(excluding exchange adjustments)	(2,688)	3,163
			Net cash outflow (inflow) from financing
472	933	(1,692)	(excluding share capital and dividends)	(759)	(5,734)
(1)	359	36	Other movements	395	10
340	(2,090)	(962)	Movement in net debt before exchange effects	(3,052)	(2,561)
(47)	(748)	27	Exchange adjustments	(721)	377
293	(2,838)	(935)	Decrease (increase) in net debt	(3,773)	(2,184)

(a)
Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $1,440 million (first quarter 2016 liability of $1,225 million and second quarter 2015 liability of $1,357 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

Top of page 25
Financial statements (continued)

Notes

10. Inventory valuation

A provision of $689 million was held at 30 June 2016 ($677 million at 31 March 2016 and $590 million at 30 June 2015) to write inventories down to their net realizable value. The net movement charged to the income statement during the second quarter 2016 was $12 million (first quarter 2016 was a credit of $616 million and second quarter 2015 was a credit of $210 million).

11. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 25 July 2016, is unaudited and does not constitute statutory financial statements. BP Annual Report and Form 20-F 2015 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

Top of page 26

Additional information

Capital expenditure on an accruals basis*(a)

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Capital expenditure on an accruals basis
4,492	3,944	3,919	Organic capital expenditure*	7,863	8,929
159	–	276	Inorganic capital expenditure*	276	159
4,651	3,944	4,195		8,139	9,088

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Organic capital expenditure by segment
			Upstream
991	1,060	754	US	1,814	2,098
2,962	2,583	2,699	Non-US	5,282	5,858
3,953	3,643	3,453		7,096	7,956
			Downstream
190	110	191	US	301	335
290	155	237	Non-US	392	489
480	265	428		693	824
			Other businesses and corporate
6	1	12	US	13	22
53	35	26	Non-US	61	127
59	36	38		74	149
4,492	3,944	3,919		7,863	8,929
			Organic capital expenditure by geographical area
1,187	1,171	957	US	2,128	2,455
3,305	2,773	2,962	Non-US	5,735	6,474
4,492	3,944	3,919		7,863	8,929

(a)
The definitions of Capital expenditure on an accruals basis and Inorganic capital expenditure have been revised to exclude asset exchanges as they are non-cash transactions. Previously reported amounts have been amended with no significant impact on the comparative periods shown. Previously reported amounts for Organic capital expenditure are unchanged.

Reconciliation of additions to non-current assets to capital expenditure on an accruals basis

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
5,297	3,935	3,993	Additions to non-current assets(a)	7,928	9,566
9	6	12	Additions to other investments	18	11
			Element of business combinations not related to
1	–	–	non-current assets	–	17
(649)	54	190	(Additions to) reductions in decommissioning asset	244	(471)
(7)	(51)	–	Asset exchanges	(51)	(35)
4,651	3,944	4,195	Capital expenditure on an accruals basis	8,139	9,088

(a)	Includes additions to property, plant and equipment; goodwill; intangible assets; investments in joint ventures; and investments in associates.

Top of page 27

Additional information (continued)

Non-operating items*

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Upstream
			Impairment and gain (loss) on sale of businesses
(194)	4	–	and fixed assets	4	(307)
–	–	–	Environmental and other provisions	–	11
(67)	(263)	(3)	Restructuring, integration and rationalization costs	(266)	(248)
21	13	28	Fair value gain (loss) on embedded derivatives	41	62
4	(109)	(18)	Other(a)	(127)	4
(236)	(355)	7		(348)	(478)
			Downstream
			Impairment and gain (loss) on sale of businesses
68	321	23	and fixed assets	344	134
(7)	–	(3)	Environmental and other provisions	(3)	(7)
(182)	(35)	(54)	Restructuring, integration and rationalization costs	(89)	(210)
–	–	–	Fair value gain (loss) on embedded derivatives	–	–
(1)	–	(3)	Other	(3)	(2)
(122)	286	(37)		249	(85)
			Rosneft
			Impairment and gain (loss) on sale of businesses
–	–	–	and fixed assets	–	–
–	–	–	Environmental and other provisions	–	–
–	–	–	Restructuring, integration and rationalization costs	–	–
–	–	–	Fair value gain (loss) on embedded derivatives	–	–
–	–	–	Other	–	–
–	–	–		–	–
			Other businesses and corporate
			Impairment and gain (loss) on sale of businesses
(27)	–	4	and fixed assets	4	(39)
(4)	–	(35)	Environmental and other provisions	(35)	(4)
(23)	(48)	(11)	Restructuring, integration and rationalization costs	(59)	(29)
–	–	–	Fair value gain (loss) on embedded derivatives	–	–
(10,747)	(794)	(5,106)	Gulf of Mexico oil spill(b)	(5,900)	(11,070)
–	(54)	(1)	Other	(55)	–
(10,801)	(896)	(5,149)		(6,045)	(11,142)
(11,159)	(965)	(5,179)	Total before interest and taxation	(6,144)	(11,705)
(8)	(123)	(123)	Finance costs(b)	(246)	(17)
(11,167)	(1,088)	(5,302)	Total before taxation	(6,390)	(11,722)
3,681	310	2,483	Taxation credit (charge)	2,793	3,823
(7,486)	(778)	(2,819)	Total after taxation for period	(3,597)	(7,899)

(a)	First quarter and first half 2016 principally relate to BP’s share of impairment losses recognized by equity-accounted entities.
(b)	See Note 2 for further details regarding costs relating to the Gulf of Mexico oil spill.

Top of page 28

Additional information (continued)

Non-GAAP information on fair value accounting effects

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Favourable (unfavourable) impact relative to
			management’s measure of performance
(30)	(103)	(145)	Upstream	(248)	(20)
(117)	(219)	(71)	Downstream	(290)	(229)
(147)	(322)	(216)		(538)	(249)
54	83	68	Taxation credit (charge)	151	95
(93)	(239)	(148)		(387)	(154)

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading is recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period, the fair values of certain derivative instruments used to risk manage LNG and oil and gas contracts are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016	$ million	2016	2015
			Upstream
			Replacement cost profit (loss) before interest and
258	(1,102)	36	tax adjusted for fair value accounting effects	(1,066)	620
(30)	(103)	(145)	Impact of fair value accounting effects	(248)	(20)
228	(1,205)	(109)	Replacement cost profit before interest and tax	(1,314)	600
			Downstream
			Replacement cost profit before interest and
1,745	2,099	1,476	tax adjusted for fair value accounting effects	3,575	3,940
(117)	(219)	(71)	Impact of fair value accounting effects	(290)	(229)
1,628	1,880	1,405	Replacement cost profit before interest and tax	3,285	3,711
			Total group
			Profit (loss) before interest and tax adjusted for
(8,101)	(103)	(2,700)	fair value accounting effects	(2,803)	(5,365)
(147)	(322)	(216)	Impact of fair value accounting effects	(538)	(249)
(8,248)	(425)	(2,916)	Profit (loss) before interest and tax	(3,341)	(5,614)

Top of page 29
Additional information (continued)

Realizations and marker prices

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016		2016	2015
			Average realizations(a)
			Liquids* ($/bbl)
50.97	28.75	34.89	US	31.82	48.53
57.42	31.73	43.62	Europe	37.46	55.25
60.78	25.16	55.10	Rest of World	35.97	52.63
56.69	26.97	44.99	BP Average	34.63	51.49
			Natural gas ($/mcf)
2.15	1.57	1.53	US	1.55	2.27
9.16	4.30	4.64	Europe	4.46	8.27
4.05	3.31	3.10	Rest of World	3.21	4.57
3.80	2.84	2.66	BP Average	2.75	4.12
			Total hydrocarbons* ($/boe)
34.93	20.73	24.00	US	22.38	34.04
56.35	29.81	39.25	Europe	34.28	53.28
39.93	22.53	33.90	Rest of World	27.34	38.58
40.04	22.57	30.63	BP Average	26.24	38.47
			Average oil marker prices ($/bbl)
61.88	33.94	45.59	Brent	39.81	57.84
57.85	33.45	45.53	West Texas Intermediate	39.64	53.25
49.56	22.11	33.78	Western Canadian Select	28.09	43.12
62.65	33.98	45.74	Alaska North Slope	40.00	57.39
59.57	30.14	42.08	Mars	36.25	54.44
61.21	31.66	43.37	Urals (NWE – cif)	37.56	56.83
			Average natural gas marker prices
2.65	2.09	1.95	Henry Hub gas price ($/mmBtu)(b)	2.02	2.82
44.63	30.42	31.37	UK Gas – National Balancing Point (p/therm)	30.90	46.29

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)	Henry Hub First of Month Index.

Exchange rates

Second	First	Second		First	First
quarter	quarter	quarter		half	half
2015	2016	2016		2016	2015
1.53	1.43	1.43	$/£ average rate for the period	1.43	1.52
1.57	1.44	1.34	$/£ period-end rate	1.34	1.57

1.11	1.10	1.13	$/€ average rate for the period	1.12	1.12
1.11	1.14	1.11	$/€ period-end rate	1.11	1.11

52.68	74.97	65.86	Rouble/$ average rate for the period	70.35	57.94
55.42	67.31	63.64	Rouble/$ period-end rate	63.64	55.42

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Glossary

Capital expenditure on an accruals basis is a non-GAAP measure. It comprises additions to property, plant and equipment, intangible assets and investments in joint ventures and associates, and reflects consideration payable in business combinations. It does not include additions arising from asset exchanges and certain other non-cash items.

Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.

Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss) relating to certain physical inventories, pipelines and storage capacity. Management uses a fair-value basis to value these items which, under IFRS, are accounted for on an accruals basis with the exception of trading inventories, which are valued using spot prices. The adjustments have the effect of aligning the valuation basis of the physical positions with that of any associated derivative instruments, which are required to be fair valued under IFRS, in order to provide a more representative view of the ultimate economic value. Further information and a reconciliation to GAAP information is provided on page 28.

Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inorganic capital expenditure is a non-GAAP measure. It comprises consideration in business combinations and certain other significant investments made by the group. Inorganic capital expenditure is reported on an accruals basis.

Inventory holding gains and losses represent the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. See Replacement cost (RC) profit or loss definition below.

Joint arrangement is an arrangement in which two or more parties have joint control.

Liquids – Liquids for Upstream and Rosneft comprises crude oil, condensate and natural gas liquids. For Upstream, liquids also includes bitumen.

Major projects have a BP net investment of at least $250 million, or are considered to be of strategic importance to BP or of a high degree of complexity.

Net debt and net debt ratio are non-GAAP measures. Net debt is calculated as gross finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. The net debt ratio is defined as the ratio of net debt to the total of net debt plus shareholders’ equity. All components of equity are included in the denominator of the calculation. BP believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’.

Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Non-operating items are charges and credits included in the financial statements that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. Non-operating items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of non-operating items by region is shown on pages 5, 7 and 9, and by segment and type is shown on page 27.

Organic capital expenditure is a non-GAAP measure. It comprises capital expenditure on an accruals basis less inorganic capital expenditure. An analysis of organic capital expenditure by segment and region is shown on page 26.

Production-sharing agreement (PSA) is an arrangement through which an oil company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

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Glossary (continued)

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the BP share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.

Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss that is required to be disclosed for each operating segment under International Financial Reporting Standards (IFRS). RC profit or loss for the group is not a recognized GAAP measure. Management believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this measure.

Underlying production is production after adjusting for divestments and entitlement impacts in our production-sharing agreements.

Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and fair value accounting effects are not recognized GAAP measures. See pages 27 and 28 for additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact.

BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects. The nearest equivalent measure on an IFRS basis for the group is profit or loss for the year attributable to BP shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation.

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Principal risks and uncertainties

The principal risks and uncertainties affecting BP are described in the Risk factors section of BP Annual Report and Form 20-F 2015 (pages 53-54) and are summarized below. Other than the removal of the Gulf of Mexico oil spill Risk factor (following the announcement on 14 July 2016 of the non-operating charge to be taken associated with the oil spill), there are no material changes in those risk factors for the remaining six months of the financial year.

The risks summarized below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks
•	Prices and markets – our financial performance is subject to fluctuating prices of oil, gas, refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.
•	Access, renewal and reserves progression – our inability to access, renew and progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves.
•	Major project* delivery – failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.
•	Geopolitical – we are exposed to a range of political developments and consequent changes to the operating and regulatory environment.
•	Liquidity, financial capacity and financial, including credit, exposure – failure to work within our financial framework could impact our ability to operate and result in financial loss.
•	Joint arrangements* and contractors – we may have limited control over the standards, operations and compliance of our partners, contractors and sub-contractors.
•	Digital infrastructure and cybersecurity – breach of our digital security or failure of our digital infrastructure could damage our operations and our reputation.
•	Climate change and carbon pricing – public policies could increase costs and reduce future revenue and strategic growth opportunities.
•	Competition – inability to remain efficient, innovate and retain an appropriately skilled workforce could negatively impact delivery of our strategy in a highly competitive market.
•	Crisis management and business continuity – potential disruption to our business and operations could occur if we do not address an incident effectively.
•	Insurance – our insurance strategy could expose the group to material uninsured losses.

Safety and operational risks
•
Process safety, personal safety, and environmental risks – we are exposed to a wide range of health, safety, security and environmental risks that could result in regulatory action, legal liability, increased costs, damage to our reputation and potentially denial of our licence to operate.

•	Drilling and production – challenging operational environments and other uncertainties can impact drilling and production activities.
•	Security – hostile acts against our staff and activities could cause harm to people and disrupt our operations.
•	Product quality – supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and potentially impact our financial performance.

Compliance and control risks
•
US government settlements – failure to comply with the terms of our settlements with legal and regulatory bodies in the US announced in November 2012 in respect of certain charges related to the Gulf of Mexico oil spill may expose us to further penalties or liabilities or could result in suspension or debarment of certain BP entities.

•	Regulation – changes in the regulatory and legislative environment could increase the cost of compliance, affect our provisions and limit our access to new exploration opportunities.
•
Ethical misconduct and non-compliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.

•	Treasury and trading activities – ineffective oversight of treasury and trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.
•	Reporting – failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.

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Legal proceedings

The following discussion sets out the material developments in the group’s material legal proceedings during the half year 2016. For a full discussion of the group’s material legal proceedings, see pages 237-242 of BP Annual Report and Form 20-F 2015.

Matters relating to the Deepwater Horizon accident and oil spill (the Incident)

Consent Decree and Settlement Agreement On 2 July 2015, BP reached agreements in principle with the United States federal government and five Gulf states to settle all federal and state claims arising from the Incident. On 5 October 2015, the United States lodged a proposed Consent Decree with the federal district court in New Orleans to resolve all United States and Gulf states natural resource damage claims and all Clean Water Act penalty claims and certain other claims. At the same time, BP entered a Settlement Agreement with the Gulf states for economic, property and other losses. On 22 March 2016, the United States filed a motion with the court to enter the Consent Decree as a final settlement. On 4 April 2016, the court entered the Consent Decree and also entered a final judgment on the terms set forth in the Consent Decree, at which time the Consent Decree and Settlement Agreement became effective.

Oil Pollution Act (OPA) Test Case Proceedings  Six OPA test cases were before the federal district court to address certain OPA liability questions focusing on, among other issues, whether plaintiffs’ alleged losses tied to the 2010 federal government moratoria on deepwater drilling and federal permit delays are compensable. In December 2015, BP filed a motion to dismiss plaintiffs’ claims arising from the moratoria or permit process, and plaintiffs filed a motion asking the court to prevent BP from arguing that government action and/or inaction following the oil spill is a “superseding” cause with respect to some or all of the damages that plaintiffs claim. On 10 March 2016, the court granted BP’s motion and denied the plaintiffs’ motion, ruling that BP is not, as a “Responsible Party” under OPA, liable for economic losses that resulted from the 2010 deepwater drilling moratoria. The court’s order dismissed the plaintiffs’ claims with prejudice. On 19 March 2016, the plaintiffs appealed the court’s ruling to the Fifth Circuit.

Securities Class Action  Since the Incident, shareholders have sued BP and various of its current and former officers and directors asserting class securities fraud claims. On 31 May 2016, the federal district court in Houston issued a decision on the parties’ summary judgment motions in relation to the claims by the class of post-explosion ADS purchasers from 26 April 2010 to 28 May 2010. In that decision, the court denied the plaintiffs’ motion and granted in part and denied in part BP’s motion. Following that decision, on 2 June 2016, BP announced that it agreed with the plaintiffs’ representatives to settle the post-explosion class claims for the amount of $175 million, payable during 2016-2017, subject to approval by the court. The parties are preparing the final settlement agreement and other papers in support of approval for submission to the court.

Other Civil Complaints  On 29 March 2016, the federal district court in New Orleans issued an order (the March Order) dismissing in its entirety the master complaint raising claims for economic loss and property damage by private plaintiffs relating to the Incident. The court ordered all private plaintiffs who filed a timely claim for economic loss or property damage and did not release those claims to file and serve on BP by 2 May 2016 a sworn statement disclosing information regarding their claims. In addition, the court required most plaintiffs who had not filed an individual complaint (defined as a complaint not joined in by other plaintiffs) against BP to file a new individual complaint by 2 May 2016. The court further ordered that plaintiffs who failed to comply with the order by 2 May 2016 (later extended by 14 days for many plaintiffs) would have their claims deemed dismissed with prejudice without further notice. On 7 June 2016, the court issued an order requiring private plaintiffs who had not complied with the March Order to show cause in writing by 28 June 2016 why their claims should not be dismissed with prejudice. The court also dismissed all joinders by plaintiffs in the master complaint for private plaintiff economic loss and property damages claims. On 14 July 2016 the federal district court issued an order listing those plaintiffs who complied with the March Order and those plaintiffs whose compliance with the March Order remains to be determined by the court. The court dismissed with prejudice any remaining claims by private plaintiffs for economic loss and property damage. Accordingly the vast majority of economic loss and property damage claims from individuals and businesses that either opted out of the 2012 settlement with the Plaintiffs’ Steering Committee and/or were excluded from that settlement have either been resolved or dismissed.

Non-US Government Lawsuits  On 18 October 2012, before a Mexican Federal District Court located in Mexico City, a class action complaint was filed against BP Exploration & Production Inc., BP America Production Company and other BP subsidiaries seeking, among other things, compensatory damages for the class members who allegedly suffered economic losses, as well as an order requiring BP to remediate environmental damage resulting from the Incident, to provide funding for the preservation of the environment and to conduct environmental impact studies in the Gulf of Mexico for the next 10 years. BP has not been formally served with the action. However, after learning that the Mexican Federal District Court issued a resolution in the class action that impacted BP’s rights, BP filed a constitutional challenge in Mexico asserting that BP has never been formally served with process in the class action. This challenge remains pending.

On 3 December 2015 and 29 March 2016, Acciones Colectivas de Sinaloa filed two class actions in the Mexican Federal District Court on behalf of several Mexican States.  In these class actions, plaintiffs seek an order requiring the BP defendants to repair the damage to the Gulf of Mexico, to pay penalties, and to compensate plaintiffs for damage to property, to health and for economic loss. BP has not been formally served with either class action.

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Legal proceedings (continued)

CSB Investigation  On 13 April 2016, the US Chemical Safety and Hazard Investigation Board (CSB) publicly released drafts of the final two volumes of its four-volume report on its investigation into the Incident. The final two volumes primarily concern the role of the regulator in the oversight of the offshore industry and organizational and cultural factors. They include proposed recommendations to the US Department of Interior’s Bureau of Safety and Environmental Enforcement, the American Petroleum Institute, the Ocean Energy Safety Institute and the Sustainability Accounting Standards Board.

Other legal proceedings

FERC and CFTC Matters  The US Federal Energy Regulatory Commission (FERC) and the US Commodity Futures Trading Commission (CFTC) investigated several BP entities regarding trading in the next-day natural gas market at Houston Ship Channel in 2008. The FERC Administrative Law Judge ruled on 13 August 2015 that BP manipulated the market by selling next-day, fixed price natural gas at Houston Ship Channel in 2008 in order to suppress the Gas Daily index and benefit its financial position. On 11 July 2016, the FERC issued an order affirming the initial decision and directing BP to pay a civil penalty of $20.2 million and to disgorge $0.2 million in unjust profits. BP intends to seek rehearing before the FERC and ultimately appeal to the US court of appeal if necessary.

CSB Matters  In March 2007, the CSB issued a report on the March 2005 explosion and fire at the Texas City refinery incident. The report contained recommendations to the BP Texas City refinery and to the board of directors of BP. On 25 May 2016, the CSB closed its last open recommendation to BP. The CSB has now accepted that all of BP’s responses to its recommendations have been satisfactorily addressed.

Scharfstein v. BP West Coast Products, LLC  A purported class action lawsuit was filed against BP West Coast Products, LLC in Oregon State Court under the Oregon Unlawful Trade Practices Act on behalf of customers who used a debit card at ARCO gasoline stations in Oregon during the period 1 January 2011 to 30 August 2013, alleging that ARCO’s Oregon sites failed to provide sufficient notice of the 35 cents per transaction debit card fee. After a jury trial and subsequent hearing, in 2014 the jury rendered a verdict against BP. On 31 May 2016, the court entered a judgment for the amount of $417.3 million. On 1 June 2016, BP filed a notice of appeal. No provision has been made for damages arising out of this class action.

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Cautionary statement

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’), BP is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements – that is, statements related to future, not past events – with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, the expected quarterly dividend payment and timing of such payment; plans and expectations regarding Upstream activities in Azerbaijan, the Gulf of Mexico, Norway, the Russian Federation, Egypt, Indonesia, Kuwait and China; expectations regarding the planned restructuring of the German refining joint operation with Rosneft and the combination of BP’s and Det norske’s Norwegian businesses; expectations regarding Upstream third-quarter 2016 reported production and Downstream third-quarter 2016 turnaround activity and industry refining margins; statements regarding the estimate of the amount of dividend payable by Rosneft to BP; expectations with respect to the total amounts that will ultimately be paid by BP in relation to the Gulf of Mexico incident and the timing thereof; and certain statements regarding the legal and trial proceedings, court decisions, claims, penalties, potential investigations and civil actions by regulators, government entities and/or other entities or parties and the risks associated with such proceedings; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report and under “Risk factors” in BP Annual Report and Form 20-F 2015 as filed with the US Securities and Exchange Commission.

Contacts

	London	Houston

Press Office	David Nicholas	Brett Clanton
	+44 (0)20 7496 4708	+1 281 366 8346

Investor Relations	Jessica Mitchell	Craig Marshall
bp.com/investors	+44 (0)20 7496 4962	+1 281 892 4312

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 July 2016

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary